Filed by Duke Energy Corporation
                                                     Commission File No. 1-4928
                          Pursuant to Rule 425 under the Securities Act of 1933
                                       And Deemed Filed Pursuant to Rule 14a-12
                                      Under the Securities Exchange Act of 1934

                                            Subject Company: Deer Holding Corp.
                                                  Commission File No. 132-02302


May 12, 2005                                           CONTACT:  Randy Wheeless
                                                       Phone:    704/382-8379
                                                       24-Hour:  704/382-8333


             DUKE ENERGY CEO SAYS COMPANY HAS WORKED HARD TO REWARD
                     SHAREHOLDER LOYALTY AND REGAIN TRUST


CHARLOTTE, N.C. - Duke Energy Chairman of the Board and Chief Executive Officer Paul Anderson today said the company is back on sound financial footing and has spent the past 12 months delivering value to shareholders.

"We made a lot of promises last year, and I hope you agree we've delivered," said Anderson before 300 shareholders at the company's annual meeting in Charlotte. "In a very real sense, we've regained control of our financial destiny."

In 2004, Duke Energy delivered a total shareholder return of 30 percent and reduced debt by selling non-core assets. Anderson reminded shareholders of the company's May 9 announcement that the board intends to increase the annual dividend 12.7 percent to $1.24 per common share when it meets in June. The increase will be effective with the September dividend payment.

The company announced the dividend increase at the same time as its merger announcement with Cincinnati-based Cinergy Corp, which is expected to close in mid-2006.

"You'll soon see the dividend increase, but just as important, the merger transaction will be accretive to Duke Energy earnings in the first full year of operation," Anderson said.

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Another positive aspect would be the merged merchant operations of both companies. Duke Energy President and Chief Operating Officer Fred Fowler said that the proposed merger would strengthen Duke Energy's unregulated business unit Duke Energy North America (DENA), which has suffered through three years of disappointing results.

"We have talked about getting DENA back to being cash positive and profitable," said Fowler. "This combination of DENA's and Cinergy's unregulated assets will do just that."

Anderson added that a long-term benefit of the new company would be that the combined gas and electric operations would have scope and scale to be stand-alone companies. He said that would give the company the opportunity to explore the option of separating the gas and electric businesses.

During the meeting, Anderson said he would extend his tenure at Duke Energy at least one year beyond the close of the merger. Upon closing of the merger, Cinergy Chairman and Chief Executive Officer Jim Rogers would be president and CEO of Duke Energy. Anderson would continue to be the company's chairman.

During the meeting, shareholders approved a resolution to declassify the board of directors and move to an annual election of directors beginning with the 2006 annual meeting. Currently, Duke Energy has three classes of directors with staggered three-year terms.

Shareholders also elected four board members: Roger Agnelli, Alex Bernhardt, Dennis Hendrix and Max Lennon; and shareholders ratified the appointment of Deloitte & Touche LLP as the company's auditors for 2005.

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Three directors stepped down from the Duke Energy board at the meeting: Bob
Brown, who has served since 1994; George Dean Johnson, who has served since 1986; and Leo Linbeck, who also has served since 1986.

DUKE ENERGY ANNUAL MEETING VOTING RESULTS

Proposal 1 - Election of Directors
All nominees elected

Proposal 2 - Declassify board; annual election of directors
Approved

Proposal 3 - Approval of Auditors
Approved

Duke Energy is a diversified energy company with a portfolio of natural gas and electric businesses, both regulated and unregulated, and an affiliated real estate company. Duke Energy supplies, delivers and processes energy for customers in the Americas. Headquartered in Charlotte, N.C., Duke Energy is a Fortune 500 company traded on the New York Stock Exchange under the symbol DUK. More information about the company is available on the Internet at: http://www.duke-energy.com.

This document contains forward looking information which is subject to risks and uncertainties that could cause actual results to be different than those contemplated, including, but not limited to, changes in state, federal or international regulatory environments; commercial, industrial and residential growth in the Company's service territory; the weather and other natural phenomena; the timing and extent of changes in commodity prices, interest rates, and foreign currency exchange rates; general economic conditions; changes in environmental and other laws and

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regulations to which Duke Energy and its subsidiaries are subject or other external factors over which Duke Energy has no control; the results of financing efforts; the effect of accounting pronouncements; growth in opportunities for Duke Energy's business units, and other risks described in the Company's 2004 10-K filed with the Securities and Exchange Commission and other SEC filings.
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                           Forward-Looking Statements

         This document includes statements that do not directly or exclusively relate to historical facts. Such statements are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements include statements regarding benefits of the proposed mergers and Restructuring Transactions, integration plans and expected synergies, anticipated future financial operating performance and results, including estimates of growth. These statements are based on the current expectations of management of Duke and Cinergy. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this document. For example, (1) the companies may be unable to obtain shareholder approvals required for the transaction; (2) the companies may be unable to obtain regulatory approvals required for the transaction, or required regulatory approvals may delay the transaction or result in the imposition of conditions that could have a material adverse effect on the combined company or cause the companies to abandon the transaction; (3) conditions to the closing of the mergers and the restructuring transactions may not be satisfied; (4) problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected; (5) the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies; (6) the transaction may involve unexpected costs or unexpected liabilities, or the effects of purchase accounting may be different from the companies' expectations; (7) the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; (8) the businesses of the companies may suffer as a result of uncertainty surrounding the transaction; (9) the industry may be subject to future regulatory or legislative actions that could adversely affect the companies; and (10) the companies may be adversely affected by other economic, business, and/or competitive factors. Additional factors that may affect the future results of Duke and Cinergy are set forth in their respective filings with the Securities and Exchange Commission ("SEC"), which are available at www.duke-energy.com/investors and www.cinergy.com/investors, respectively. Duke and Cinergy undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                  Additional Information and Where to Find It

         In connection with the proposed transaction, a registration statement of Deer Holding Corp., which will include a joint proxy statement of Duke and Cinergy, and other materials will be filed with the SEC. WE URGE INVESTORS TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT AND THESE OTHER MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT DUKE, CINERGY, DEER HOLDING CORP., AND THE PROPOSED TRANSACTION. Investors will be able to obtain free copies of the registration statement and proxy statement (when available) as well as other filed documents containing information about Duke and Cinergy at http://www.sec.gov, the SEC's website. Free copies of Duke's SEC filings are also available on Duke's website at www.duke-energy.com/investors, and free copies of Cinergy's SEC filings are also available on Cinergy's website at www.cinergy.com/investors.

                        Participants in the Solicitation

Duke, Cinergy and their respective executive officers and directors may be deemed, under SEC rules, to be participants in the solicitation of proxies from Duke's or Cinergy's stockholders with respect to the proposed transaction. Information regarding the officers and directors of Duke is included in its definitive proxy statement for its 2005 Annual Meeting filed with the SEC on March 31, 2005. Information regarding the officers and directors of Cinergy is included in its definitive proxy statement for its 2005 Annual Meeting filed with the SEC on March 28, 2005. More detailed information regarding the identity of potential participants, and their direct or indirect interests, by securities, holdings or otherwise, will be set forth in the registration statement and proxy statement and other materials to be filed with the SEC in connection with the proposed transaction.